SECUR ISSION

06051328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED NOV 30 2006 WASH DC 213

REPORT FOR THE PERIOD BEGINNING 10/01/05 AND ENDING 09/30/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHANIN CAPITAL LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Boulevard, Sixth Floor
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Martinez, Chief Financial Officer 310-445-4010
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name . *if individual, state last, first, middle name*)

1000 Wilshire Blvd., Suite 300 (Address) Los Angeles (City) California (State) 90017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell Belinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Chanin Capital LLC (the "Company"), as of September 30, 2006 and for the year then ended, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

10/27/06

Signature **Date**

Sr. **Managing Member**

Title

Notary Public

CONSTANCE MARTINEZ
Commission # 1539949
Notary Public - California
Los Angeles County
My Comm. Expires Jan 1, 2009

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Reports.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Member's Interest.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not applicable).
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
( ) (i) Information Relating to the Possession or Control Requirements Rule for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable).
( ) (j) A Reconciliation, including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not required)
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit. (Supplemental Report on Internal Control) (filed concurrently and included in the Public Report as a separate document).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHANIN CAPITAL LLC
(SEC I.D. No. 8-042026)

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2006

AND

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Member
Chanin Capital LLC

We have audited the accompanying statement of financial condition of Chanin Capital LLC (the "Company"), as of September 30, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Chanin Capital LLC as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Los Angeles, California
November 3, 2006

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-1728
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Chanin Capital LLC

STATEMENT OF FINANCIAL CONDITION

September 30, 2006

ASSETS		
Cash and cash equivalents	$	1,430,689
Accounts receivable, net (allowance for doubtful accounts $218,935)		240,822
Total assets	$	1,671,511
LIABILITIES AND MEMBER'S INTEREST		
Related party payable	$	97,286
Member's interest		1,574,225
Total liabilities and member's interest	$	1,671,511

The accompanying notes are an integral part of this statement.

Chanin Capital LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2006

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Chanin Capital LLC (the "Company") was incorporated in California on August 20, 1996. The Company operates as a subsidiary under Chanin Capital Partners LLC (the "Holding Company"). The Holding Company owns 100% of the Company. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the National Association of Securities Dealers.

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America and general practices within the broker/dealer industry.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Advisory Fees and Commission Expense

The Company receives fees for financial advisory and capital market solutions from companies in distressed situations. Fees are recorded as revenue when earned, while transaction fees are recorded when collection is reasonably assured. In certain circumstances, the Company pays commissions for business development opportunities or for consulting services provided from non-affiliated entities in connection with such financial advisory and capital market solutions.

Taxes

The Company has elected to be treated as a limited liability company for income taxes purposes. Under federal and California state law, the taxable income or loss of a limited liability company is allocated to each member based on his ownership interest. The member's tax status, in turn, determines the appropriate income tax for his allocated share of taxable income or loss.

Fair Value of Financial Instruments

Substantially all of the company's financial instruments are carried at fair value. Accounts receivable and payables are carried at cost, which approximates fair value.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Use of Estimates

The preparation of the accompanying financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the assessment of the allowance for doubtful accounts.

NOTE B - RELATED PARTY TRANSACTIONS

Pursuant to a management agreement between the Company and a wholly owned subsidiary of the Holding Company, the Company pays a management fee on an annual basis for personnel costs and services and certain general and administrative expenses.

The related amount payable was $97,286 at September 30, 2006, which is payable on demand and non-interest bearing.

NOTE C - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregated indebtedness, as defined, to exceed 15 times its net capital. At September 30, 2006, under the most restrictive requirement, the Company had net capital of $1,304,789 which was $1,298,303 in excess of its required net capital of $6,486. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

NOTE D - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and delivers all customer securities received to the clearing broker or dealer, and does not otherwise hold funds or securities of customers or dealers. Operating under such exemption, the Company is not required to prepare a Determination of Reserve Requirements for brokers or dealers.

NOTE E – SUBSEQUENT EVENT

On October 10, 2006, the Holding Company entered into a purchase agreement with Duff & Phelps Acquisitions, LLC, a Delaware limited liability company (the Purchaser). Under the terms of the Agreement, the Purchaser paid cash, subject to future adjustments, and issued Class F Purchaser Units and Class G Purchaser Units to certain sellers pursuant to certain employment arrangements. Class F Purchaser Units and Class G Purchaser Units are defined to be limited liability company units of the Purchaser pursuant to the Purchaser LLC agreement in effect at the date of closing. An adjustment will be made to the cash portion of the purchase price if the estimated cash purchase price exceeds the closing cash purchase price. The purchase was closed on October 31, 2006.

In addition, pursuant to the purchase agreement, the Purchaser will pay to the Holding Company three contingent payments for each post closing period.

SUPPLEMENTARY INFORMATION

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Member
Chanin Capital LLC

In planning and performing our audit of the statement of financial condition of Chanin Capital LLC (the "Company") for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons; and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-1728
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operations that we consider to be a material weakness as defined above:

> The size of the business and resultant limited number of employees necessarily impose practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Since these conditions are inherent in the size of the Company, no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2006 financial statement, and this report does not affect our report on such statement of financial condition dated November 3, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Los Angeles, California
November 3, 2006